UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ______ to ______

Commission File Number 33-19309

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BIG LOTS SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BIG LOTS, INC.
300 Phillipi Road, P.O. Box 28512
Columbus, Ohio 43228-0512
(614) 278-6800

Big Lots Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2009 and 2008,
Supplemental Schedule as of December 31, 2009, and
Report of Independent Registered Public Accounting Firm

Big Lots Savings Plan

INDEX

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM RELATING TO THE FINANCIAL STATEMENTS OF THE PLAN YEARS ENDED DECEMBER 31, 2009 AND 2008	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE * :

Form 5500, Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2009	13

SIGNATURE	14

EXHIBIT:

Consent of Ary Roepcke Mulchaey, P.C.

*  All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Associate Benefits Committee of Big Lots, Inc.:
Columbus, Ohio

We have audited the accompanying statements of net assets available for benefits of the Big Lots Savings Plan (the “Plan”) as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments held at end of year December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

 /s/ Ary Roepcke Mulchaey, P.C.

Columbus, Ohio
June 28, 2010

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Big Lots Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009	2008
Assets
Investments, at fair value:
Big Lots, Inc. common shares	$33,667,921	$19,700,227
Mutual funds	68,117,465	47,269,656
Common/Collective trusts	43,407,929	42,714,212
Participant loans	8,544,278	8,992,225
Total investments	153,737,593	118,676,320

Receivables for contributions:
Company contribution	5,017,474	5,002,219
Participant contributions	255,184	70,701
Total contributions receivable	5,272,658	5,072,920

Other assets:
Cash	295,328	23,162
Fee income receivable	86,476	82,421
Due from brokers	360,217	11,083
Accrued Income	7	414
Total other assets	742,028	117,080
Total assets	159,752,279	123,866,320

Liabilities
Administrative expenses payable	51,478	57,226
Due to brokers	301,783	29,574
Fee income payable	86,476	82,421
Total liabilities	439,737	169,221

Net assets available for benefits	$159,312,542	$123,697,099

The accompanying notes are an integral part of these financial statements.

Index

Big Lots Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$33,113,370	$(24,442,024)
Dividends	1,140,437	2,062,683
Interest	575,794	651,868
Fee income	439,819	401,911
Total investment income (loss)	35,269,420	(21,325,562)

Contributions:
Company	5,017,474	5,002,219
Participant	8,627,476	8,916,026
Rollover	627,558	325,474
Total contributions	14,272,508	14,243,719
Total additions (reductions)	49,541,928	(7,081,843)

Deductions from net assets attributed to:

Benefits paid to participants	13,261,879	16,067,549
Administrative expenses	224,787	241,354
Fee expense	439,819	401,911
Total deductions	13,926,485	16,710,814
Net increase (decrease) in net assets available for benefits	35,615,443	(23,792,657)

Net assets available for benefits:
Beginning of year	123,697,099	147,489,756
End of year	$159,312,542	$123,697,099

The accompanying notes are an integral part of these financial statements.

Index

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008

A.	PLAN DESCRIPTION

The following description of the Big Lots Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering all employees of Big Lots, Inc. and its subsidiaries (the “Company”) who have completed one year of service and have completed 1,000 service hours within the eligibility computation period and have attained 21 years of age. Eligible employees may begin participation on the first day following satisfaction of eligibility requirements.

The purpose of the Plan is to encourage employee savings and to provide benefits to participants in the Plan upon retirement, death, disability, or termination of employment. The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (”ERISA”).

Trustee — Wachovia Bank, N.A. (the “Trustee”) serves as the trustee of the Plan. (See Note J.)

Administration — The Company has established the Associate Benefits Committee that is responsible for the general operation and administration of the Plan. The Company is the Plan sponsor and a fiduciary of the Plan as defined by ERISA. The Trustee provides recordkeeping services to the Plan.

Contributions — Contributions to the Plan may consist of participant contributions, Company matching contributions, rollover contributions, and profit sharing contributions. Each year, a participant may elect to make a voluntary tax-deferred or after tax contribution up to 50% of their annual compensation (subject to certain limitations for highly compensated individuals), as defined in the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions withheld by the Company are participant directed and are limited by the Internal Revenue Service (“IRS”) to an annual maximum of $16,500 in 2009. Additional contributions of up to $5,500 in 2009 are allowed by the IRS for all eligible participants at least age 50 by the end of 2009. The annual Company matching contribution is 100 percent of the first two percent and 50 percent of the next four percent of participant contributions and was allocated to each participant who (a) was an active participant and employed by the Company on December 31 of the Plan year (including a participant who was on approved leave of absence or layoff) and who completed one year of Vesting Service, as defined by the Plan, or (b) who retired, became disabled, or died during the Plan year. Additional profit sharing amounts may be contributed at the option of the Company’s Board of Directors. No profit sharing contributions were made in 2009 or 2008.

Index

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008

Participant Accounts — Each participant account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The amount of the benefit to which a participant is entitled is the amount of the participant’s vested account.

Administrative Expenses and Fees — The Plan pays administrative expenses for investment advisory services provided by a third party. Administrative expense payments of $224,787 and $241,354 in 2009 and 2008, respectively, were made by the Plan to the third party. In addition, the investment funds pay 12b-1 and agency fees to the Plan’s Trustee.  Fee payments totaling $439,819 and $401,911 in 2009 and 2008, respectively, were made from the investment funds to the Plan, and were reported in the statements of changes in net assets available for benefits as fee income. The Plan paid the fees of $439,819 and $401,911 to the Trustee and, as a result, the Plan recognized these payments as fee expense in the statements of changes in net assets available for benefits.

The Company pays substantially all other expenses for the administration of the Plan except for loan administration fees and distribution processing fees, which are allocated to the participant’s account.  Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plan’s assets will be added to the cost of such investments or deducted from the proceeds thereof, as the case may be.

Investments — Participants may direct the investment of their contributions in 1 percent increments into various investment options offered by the Plan.  Effective September 1, 2006, the Plan no longer offers shares of the Company’s common stock as an investment option.  Participants were not required to sell existing shares; however, they can no longer purchase additional shares of the Company’s common stock within the Plan.

Vesting — Participants are immediately vested in participant and rollover contributions, plus actual earnings thereon. Vesting in the Company matching contribution is based on years of service. A participant is 100 percent vested after five years of credited service as follows:

Years of Service	Vested Percentage

Less than 2	–
At least 2 but less than 3	25
At least 3 but less than 4	50
At least 4 but less than 5	75
5 or more	100

Benefit Payments — Upon termination, retirement, disability, or death, a participant may elect (1) to receive a lump-sum amount equal to the vested interest value of their account (in cash or in kind); (2) an eligible rollover distribution; or (3) to defer distribution provided the participant has not attained age 70 ½ and has a vested interest value of at least $1,000. The portion of the Company’s matching contribution that is not fully vested will be forfeited at the time employment terminates. The Company has the right to terminate or amend the Plan at any time. If the Plan is terminated, the Plan assets will be distributed to the participants, after payment of any expenses properly chargeable thereto, in proportion to their respective account balances.

Index

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008

Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. One loan per participant may be outstanding at any time, and the loan term may not exceed five years. Loans are secured by the balance in the participant’s account. Loans bear interest at the Prime rate plus one percent using the rate stated in The Wall Street Journal on the first business day of the month in which the loan was taken. Loan repayments, including interest, are typically processed through regular payroll deductions. The loan balance may be paid off by the participant at any time without penalty.

Forfeited Accounts — Forfeited nonvested contributions are used to reduce Company matching contributions and pay certain Plan expenses. Employer contributions were reduced by $65,000 and $173,000 in 2009 and 2008, respectively, from forfeited nonvested accounts.  There were no unused forfeitures at December 31, 2009 and 2008.

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

Reclassifications – Certain prior year amounts have been reclassified to conform to the current year financial statement presentation.

Investments — Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See “Fair Value Measurements” below for discussion of fair value measurements.

Income Recognition — Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits — Benefit payments are recorded when paid.

Recently Issued Accounting Pronouncements — In 2009, the Plan adopted the ASC (SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of SFAS No. 162).  This guidance is the source of authoritative GAAP for nongovernmental entities.  The ASC does not change GAAP but rather takes the numerous individual pronouncements that previously constituted GAAP and reorganizes them into approximately 90 accounting topics, and displays all topics using a consistent structure.  The adoption of the ASC did not have a material effect on the Plan.

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Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008

In 2009, the Plan adopted guidance issued by the Financial Accounting Standards Board (“FASB”) under Accounting Standards Codification (“ASC”) 820-10, Fair Value Measurements and Disclosures, (FSP SFAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly). This guidance provides guidelines for making fair value measurements more consistent with the principles presented in the previous standard SFAS No. 157, Fair Value Measurements. The adoption of this guidance did not have a material effect on the Plan.

In 2009, the Plan adopted guidance under ASC 855, Subsequent Events, (SFAS No. 165, Subsequent Events). This guidance established general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  The guidance prescribes accounting practices that are similar to those previously prescribed in auditing literature.  However, under this guidance, the Plan was required to provide in each of our periodic filings with the SEC the date through which we had evaluated subsequent events.  The adoption of this guidance did not have a material effect on the Plan.

In February 2010, the FASB issued Accounting Standard Update (“ASU”) 2010-09, Amendments to Certain Recognition and Disclosure Requirements, which amends ASC 855, Subsequent Events.  This guidance, effective upon issuance, requires an entity that is an SEC filer to evaluate subsequent events through the date that the financial statements were issued.  For an SEC filer, this guidance also eliminates the required disclosure of the date through which subsequent events were evaluated.   The adoption of this guidance did not have a material effect on the Plan.

In September 2009, the FASB issued ASU 2009-12, Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This guidance requires new disclosures for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). The adoption of this ASU did not have a material impact on the Plan.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, which amends ASC 820, Fair Value Measurements and Disclosures, to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements.  The ASU also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure the fair value.  This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the new disclosures regarding the activity in Level 3 measurements, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  The Plan adopted this guidance for the fiscal period beginning January 1, 2010, except for the new disclosure regarding the activity in Level 3 measurements, which the Plan will adopt for the fiscal period beginning January 1, 2011.

C.	FAIR VALUE MEASUREMENTS AND DISCLOSURES

Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to Level 1 and the lowest priority to Level 3.

Index

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008

Level 1, defined as observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2, defined as observable inputs other than Level 1 inputs.  These include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common shares: Valued at the closing price reported on the New York Stock Exchange (Level 1).

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market (Level 1).

Common collective trusts and unitized pooled mutual funds: Valued at the respective NAV as reported by such trusts/funds, which are reported at fair value. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date.  There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of these funds. The NAV is a quoted price in a market that is not active (Level 2).

Participant loans: Valued at contract value plus accrued interest, which approximates fair value (Level 3).

Receivables for contributions, Fee income receivable, and Due from brokers: The carrying value of the Company and Participant contribution receivables, Fee income receivable and Due from brokers approximate fair value because of the relatively short maturity of these items.

These methods may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Index

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008

The following table sets forth the Plan’s investment assets at fair value as of December 31, 2009 and 2008, by level, within the fair value hierarchy:

	Assets at fair value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Common stocks:
Retail	$33,667,921	$-	$-	$33,667,921
Total commons stocks	33,667,921	-	-	33,667,921

Mutual funds:
Growth funds	28,776,500	-	-	28,776,500
International funds	9,476,451	-	-	9,476,451
Index funds	8,673,712	-	-	8,673,712
Fixed income funds	8,196,861	-	-	8,196,861
Balanced funds	7,365,070	-	-	7,365,070
Value funds	4,607,625	-	-	4,607,625
Unitized bond fund	-	677,322	-	677,322
Money market funds	343,924	-	-	343,924
Total mutual funds	67,440,143	677,322	-	68,117,465

Common/Collective trusts	-	43,407,929	-	43,407,929
Participant loans	-	-	8,544,278	8,544,278
Total	$101,108,064	$44,085,251	$8,544,278	$153,737,593

	Assets at fair value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Common stocks:
Retail	$19,700,227	$-	$-	$19,700,227
Total commons stocks	19,700,227	-	-	19,700,227

Mutual funds:
Growth funds	19,881,684	-	-	19,881,684
International funds	6,390,214	-	-	6,390,214
Index funds	5,730,556	-	-	5,730,556
Fixed income funds	6,828,519	-	-	6,828,519
Balanced funds	4,841,442	-	-	4,841,442
Value funds	3,285,230	-	-	3,285,230
Money market funds	312,011	-	-	312,011
Total mutual funds	47,269,656	-	-	47,269,656

Common/Collective trusts	-	42,714,212	-	42,714,212
Participant loans	-	-	8,992,225	8,992,225
Total	$66,969,883	$42,714,212	$8,992,225	$118,676,320

Index

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009 and 2008:

	Participant Loans
	2009	2008
Balance, beginning of year	$8,992,225	$8,602,100
Purchases, sales, issuances and settlements (net)	(447,947)	390,125
Balance, end of year	$8,544,278	$8,992,225

D.	TAX STATUS

The Plan obtained its latest determination letter on February 25, 2010, in which the IRS stated that the Plan was designed in accordance with the applicable requirements of the Code. As qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended subsequent to the Plan documents reviewed by the IRS, the Plan administrator believes the Plan is being, and was, prior to receipt of the February 25, 2010 determination letter, operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax exempt.

E.	INVESTMENTS

The fair value of individual investments that represent five percent or more of Plan net assets at December 31, 2009 and 2008 are as follows:

	2009	2008
Big Lots, Inc. common shares	$33,667,921	$19,700,227

Riversource Income Fund II	43,407,929	42,714,212

Davis New York Venture Fund	11,672,157	8,647,850

The Growth Fund of America	10,761,783	7,412,140

Artisan International Fund	9,476,451	6,390,214

Riversource S & P 500 Index Fund	8,673,712	5,730,556	*

Harbor Bond Fund	8,196,861	6,828,519

Participant loans	8,544,278	8,992,225

*	Shown for comparison purposes only, since these investments represent more than five percent of Plan net assets in only one of the years presented.

Index

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008
Big Lots, Inc. common shares	$18,381,461	$937,557
Mutual funds	13,963,993	(27,173,758)
Common/Collective trusts	767,916	1,794,177
Net appreciation (depreciation)	$33,113,370	$(24,442,024)

F.	RISKS AND UNCERTAINTIES

The Plan provides for the various investment options.  Any investment is exposed to various risks, such as interest rate, credit and overall market volatility risk.  These risks could result in a material effect on participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

G.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Company terminates or partially terminates the Plan, affected participants would become 100 percent vested in their account.

H.	PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by the Trustee, its subsidiaries or affiliates. In addition, the Plan holds common shares of the Company and makes loans to participants. These transactions qualify as exempt party-in-interest transactions.

I.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Upon a participant’s default in a participant loan, the remaining loan amount due to the Plan will be treated as a deemed distribution to the extent a distribution to the participant is not permissible under the Plan. A participant loan that has been treated as a deemed distribution on Form 5500 is removed from Plan assets on Form 5500. However, deemed distributions remain part of the participant’s account balance in these financial statements until a distributable event occurs for the participant.

Index

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008

The following reconciles participant loans and net assets available for benefits per these financial statements to Form 5500 at December 31, 2009 and 2008:

	2009	2008
Participant loans per the financial statements	$8,544,278	$8,992,225
Less: Certain deemed distributions of participant loans	(99,077)	(123,420)
Participant loans per Form 5500	$8,445,201	$8,868,805

	2009	2008
Net assets available for benefits per the financial statements	$159,312,542	$123,697,099
Less: Certain deemed distributions of participant loans	(99,077)	(123,420)
Net assets available for benefits per Form 5500	$159,213,465	$123,573,679

The following is a reconciliation of the increase in net assets per the financial statements for the year ended December 31, 2009, to Form 5500 net income:

Net increase in assets per the financial statements	$35,615,443
Add: Certain deemed distributions of participant loans at December 31, 2008	123,420
Less: Certain deemed distributions of participant loans at December 31, 2009	(99,077)
Net income per Form 5500	$35,639,786

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2009, to Form 5500:

Benefits paid to participants per the financial statements	$13,261,879
Less: Previously deemed loans offset by total distributions	(61,111)
Benefits paid to participants per Form 5500	$13,200,768

J.	SUBSEQUENT EVENTS

As a result of its 2009 purchase of Wachovia Bank, N.A., effective June 1, 2010, Wells Fargo Bank, N.A. became the Trustee and Plan Administrator of the Plan. Until May 31, 2010, Wachovia Bank, N.A. was the Trustee.

Index

Big Lots Savings Plan
EIN #06-1119097   PLAN #002
FORM 5500, SCHEDULE H, LINE 4i —SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost **	(e) Current value

*	Big Lots, Inc.	Common shares: 1,161,764 shares		$33,667,921

	Common/Collective trusts:
	Riversource	Income Fund II: 1,462,088 shares		43,407,929

	Mutual funds:
	Davis New York	Venture Fund: 376,764 shares		11,672,157
	The Growth Fund of America	Growth Fund: 399,621 shares		10,761,783
	Artisan	International Fund: 458,686 shares		9,476,451
	Riversource	S&P 500 Index Fund: 2,344,246 shares		8,673,712
	Harbor	Bond Fund: 674,639 shares		8,196,861
	American	Balanced Fund: 456,041 shares		7,365,070
	Baron	Asset Fund: 73,497 shares		3,399,971
	Baron	Growth Fund: 71,129 shares		2,942,589
	American Century Equity Inc	ADV Fund: 327,611 shares		2,149,130
	Royce	Total Return Fund: 166,738 shares		1,802,440
	Vanguard	Inflation Pro Sec Fund: 56,461 shares		677,322
	Washington Mutual	Investors Fund: 26,767 shares		656,055
*	Evergreen	Evergreen MMF: 343,924 shares		343,924
	Total mutual funds			68,117,465

*	Participant loans	4.25% - 10.5%		8,544,278

	TOTAL ASSETS HELD FOR INVESTMENT PURPOSES			$153,737,593

*	Party-in-interest
**	Cost is not applicable for participant-directed investments

The notes to the financial statements are an integral part of this schedule.

Index

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BIG LOTS SAVINGS PLAN

Dated: June 28, 2010	By:	/s/ Charles W. Haubiel, II
Charles W. Haubiel, II
Executive Vice President, Legal and Real Estate, General Counsel and Corporate Secretary